PRINCIPLES OF COOPERATION

     Hawaiian Tax-Free Trust (the "Bond Fund") is a tax-exempt bond fund registered under the Investment Company Act of 1940 (the "1940 Act"). Each of Cash Assets Trust, Tax-Free Cash Assets Trust and U.S. Treasuries Cash Assets Trust is a series (singly and collectively, the "Series"), of the Cash Assets Trust (the "Money Fund"), which is a money-market fund which is also registered under the 1940 Act.

     Hawaiian Trust Company, Limited ("HTCo") serves as Investment Adviser for the Bond Fund and for each Series pursuant to a written advisory agreement with respect to the Bond Fund or that Series. Aquila Management Corporation serves as Administrator pursuant to a written administration agreement with respect to the Bond Fund and for each Series. Aquila Distributors, Inc. serves as principal underwriter pursuant to a written distribution agreement with respect to the Bond Fund and each Series. Aquila Management Corporation and Aquila Distributors, Inc. are referred to herein collectively as "Aquila."

     The Bond Fund and the Money Fund, and any other investment company registered under the 1940 Act which may in the future be served by both HTCo and Aquila as Investment Adviser and as Administrator and principal underwriter, respectively, are referred to herein as the "Trusts."

     Since 1984, HTCo and Aquila have worked together effectively and harmoniously to provide a high level of service to the Bond Fund and the Series, and as a result of their combined efforts, the Bond Fund and the Series have achieved substantial size and have evolved effective operating practices and procedures. HTCo and Aquila now wish to address certain matters of concern to each of them as set forth below. By addressing these matters the parties desire to promote their continued joint efforts in the best interests of the Trusts and the shareholders of the Trusts in a spirit of good will.

     The Board of Trustees of the Trusts are fully familiar with the relevant background and have encouraged the discussions between the parties which have led to the formulation of these principles. They have also reviewed this document and have requested that in the interests of the shareholders of the Trusts, HTCo and Aquila subscribe to these principles in order to promote continued and effective performance on behalf of the Trusts.

     The parties consider that providing a contractual basis for the observance of the principles here enumerated is impractical, in view of constantly changing circumstances and the possibility of unforeseen developments. Accordingly, this document is not intended to be, and is not, a contract, and no legally enforceable rights or remedies are intended to be, and are not, created hereby. Instead, the parties consider that they may best address the matters with which they are concerned by setting forth a set of principles as to which they agree for their future guidance.

     Application of all of the principles stated below is subject to matters of law applicable to the parties and the Trusts; these include the 1940 Act, the Rules promulgated thereunder, decisions of the Securities and Exchange Commission and interpretations of its staff, the fiduciary and other duties of the parties and the exercise by the Board of Trustees of the Trusts and the majority of Trustees who are not interested persons of the Trusts of their responsibilities as required by law, and the receipt of necessary shareholder approval if required by the 1940 Act.

     Subject to the foregoing, the parties intend to be guided by the following principles:

I.   Mutual Cooperation

     The parties shall endeavor to work together in an harmonious manner, to communicate differences of opinion quickly and to work together to resolve any divergence of viewpoint so as to operate in the best interest of the Trusts and their shareholders.

II.  Continuance of Contractual Relations

     A. HTCo will take no action nor will it initiate, suggest or encourage any action to remove Aquila as Administrator or Distributor of any Trust.

     B. Aquila will take no action nor will it initiate, suggest or encourage any action to remove HTCo as Investment
          Adviser of any Trust.

     C. Each of HTCo and Aquila will endeavor to see to it that the other is continued as Investment Adviser or Administrator and Distributor to each Trust, as the case may be, on terms at least as favorable to the other party as on the date hereof.

III. Continuation of Board Structure

     A. The parties shall consult with each other as to candidates for election as Trustees to be recommended or proposed by either of them, and if a candidate is not approved by one party, such person shall not be recommended by the other party for election to the Board of Trustees, provided that the proposing party may recommend or propose any candidate to replace a Trustee originally proposed by that party where the size of the Board is not changed(1).

     (1) For purposes of the Boards both of Hawaiian Tax-Free Trust and of Cash Assets Trust, at the conclusion of the September, 1992 Annual Meeting of Shareholders of Hawaiian Tax-Free Trust, those Trustees first elected to the Board of Hawaiian Tax-Free Trust after January 1, 1992 shall be considered as having been proposed by HTCo and the Trustees elected prior to that date shall be considered as having been proposed by Aquila.

     B. Any proposed Trustee who will take a place on the Board previously occupied by a person originally proposed by Aquila whose principal residence is in the State of Hawaii shall have a principal residence which is also in the State of Hawaii.

     C. Neither party shall propose that the Board be reduced in size.

IV.  Continuation of Asset Growth

     Each Party shall endeavor to maintain and increase the assets of each Trust.

V.   Modification by Agreement

     Nothing shall prevent the parties from suggesting to each other modifications of these principles, or from changing their application or establishing exceptions by written agreement from time to time.

     By subscribing to this set of principles, the parties acknowledge that they intend to observe the guidelines here set forth.

     March 31, 1993

                         HAWAIIAN TRUST COMPANY, LIMITED

                              /s/Douglas Philpotts
                         by ____________________________
                              Douglas Philpotts,
                              Chairman

                         AQUILA MANAGEMENT CORPORATION

                              /s/Lacy B. Herrmann
                         by ____________________________
                              Lacy B. Herrmann,
                              President

                         AQUILA DISTRIBUTORS, INC.

                              /s/Lacy B. Herrmann
                         by ____________________________
                              Lacy B. Herrmann,
                              Secretary